Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

The following is information made available by Palm to Palm and Handspring employees relating to the reorganization transaction involving Palm, Inc., PalmSource, Inc. and Handspring, Inc.

Employee Q & A – Palm Specific

1.	What will the combined company look like upon the close of the transaction?

The merged company will be made up of two business organizations, Smartphones and Handheld Computing reporting to Todd Bradley. Ed Colligan will lead the Smartphone business and Ken Wirt will run the Handheld business. Each organization will include sales, marketing, product management and product development. The rest of the Todd’s staff will include finance, HR, legal, Operations, Product Planning & Strategy, EMEA & APAC regions and Jeff Hawkins as the CTO.

2.	How will the integration be accomplished?

Soon a transition and integration team will be announced that will develop and project manage the integration process.

3.	Will Jeff and Donna stay with the company?

Donna will become a board member of the merged company, lending her continued expertise regarding the handheld industry. Jeff will perform the role of CTO and continue to inspire the creation of the next generation of handheld solutions. Both of them will continue to have a keen, vested interest in our future.

4.	What will be the composition of the merged company board?

Upon closing of the merger, David Nagel, PalmSource President and CEO will leave the Palm Inc. board. The remaining seven board members will be joined by three directors of the Handspring board, John Doerr, Bruce Dunlevie, & Donna Dubinsky. Eric Benhamou will continue as chairman for PalmSource and the new merged company.

5.	How long will the closing of the transaction take?

We anticipate the transaction will close in the Fall. Palm must file materials with the SEC. Palm and Handspring shareholders must each approve the transaction.

6.	What should I do while this is happening?

Until the close, we are still two independent companies and must operate as two independent companies. Everyone’s job remains the same. It is critical that we all keep working to our fullest capability in order to achieve our business objectives.

7.	Will there be severance benefits if I lose my job as a result of this transaction.

Yes, it is intended that severance benefits will be provided. Your HR department will have the specific details for you.

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8.	I looked at the Palm.com web site and noticed the “Jobs at Palm” information. Can I apply for other jobs within Palm if I am not part of the groups going with the merger?

We will be determining all the possible open opportunities at Palm Solutions. Handspring employees along with other potentially displaced Palm Solutions’ employees will have the opportunity to interview for any open positions that they may be qualified for. We will begin this process as we near the close of the transaction. Careful coordination of the process & timing is needed to make sure neither company risks not completing mission critical tasks. Further details will be made available in the next month.

9.	Will I be able to buy Palm or Handspring devices at a discount?

Yes. After the closing date, you will be able to enjoy employee discounts on a variety of merged company devices and merchandise.

10.	How will we be kept up to date during the close process?

There will be periodic progress updates along with the overall timeline. We intend to share the details of our benefit plans and compensation strategy. Frequently asked questions will be posted on this website as well. We will look for opportunities to have members of each company’s management team to address each other’s workforce as appropriate.

11.	What happens to current Palm Solutions’ employees working on wireless products?

We will be closing down our Seattle office in the Fall. Several employees are being notified this week that they will be laid-off this month. The remaining employees will continue supporting Tungsten W. We will be evaluating other positions supporting wireless products and will discuss with each individual whether there will be a change to their role as soon as possible. All remaining wireless employees will report into Ed Colligan’s organization upon the closing of the transaction.

12.	Will my job change at Palm Solutions? Any changes in reporting relationships?

With rare exception, it is unlikely that your assignment or position would change unless you are involved with the Palm wireless product line.

13.	Will there be other layoffs at Palm Solutions?

Any layoff will primarily be affecting those supporting wireless products. In other areas of the business/functions there may be some isolated cases where an existing Palm function is no longer needed or Handspring may have developed a capability that will serve the business better over an existing Palm employee. There are currently no plans to have an across the board Palm layoff as a result of this acquisition.

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14.	Who will Handspring employees work for?

Employees that work in Ed’s organization today, and are retained post acquisition will most likely stay in Ed’s organization. Those employees in corporate functions like finance, HR, Operations, IT or Legal who are retained will report into their respective functional groups after completion of the transaction.

15.	Where will Handspring employees be located?

We think it is really important to be co-located for the teams to quickly leverage the synergies and become one powerhouse in the market. The plan is to have the entire merged company located on the same site(s) once the acquisition closes. We anticipate that all moves will be completed no later than the first of the new calendar year.

16.	Will my job change when I integrate into the merged company? Will my title change? When will I know?

Some jobs and assignments may change. We will focus on this as a priority during the early phases of the integration process. We know how important it is for employees to know what is in their future. This will be done jointly between Handspring and Palm Solutions’ management teams. Our goal is to have a swift, effective integration without disrupting our combined ability to keep putting great products out in the market. The plan is to have each employee’s status determined no later than August 1st.

17.	Will Handspring employees be laid off as a result of this merger?

Yes. In order to maximize the success of the merged company, it is essential that we be as efficient and streamlined as possible. Both management teams will be concentrating on retaining the best talent for the new company.

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Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the integration of the Handspring management team and employees with the Palm management team and employees, including, among other things, benefits, compensation and organizational structure; the timing of the consummation of the merger and the spin-off; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; and the management and board composition of Palm following the merger. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; changes in the integration plans for the two companies; and the possibility that the business cultures of Palm and Handspring are incompatible. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the publication of this FAQ.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).

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Employee Q & A – Handspring Specific

1.	What will the combined company look like upon the close of the transaction?

The merged company will be made up of two business organizations, Smartphones and Handheld Computing reporting to Todd Bradley. Ed Colligan will lead the Smartphone business and Ken Wirt will run the Handheld business. Each organization will include sales, marketing, product management and product development. The rest of Todd’s staff will include Finance, HR, Legal, Operations, Strategy & Business Development, EMEA & APAC regions and Jeff Hawkins as the CTO.

2.	How will the integration be accomplished?

Soon a transition and integration team will be announced that will develop and project manage the integration process.

3.	Will Jeff and Donna stay with the company?

Donna will become a board member of the merged company, lending her continued expertise regarding the handheld industry. Jeff will perform the role of CTO and continue to inspire the creation of the next generation of handheld solutions. Both of them will continue to have a keen, vested interest in our future.

4.	What will be the composition of the merged company board?

Upon closing of the merger, David Nagel, PalmSource President and CEO will leave the Palm Inc. board. The remaining seven board members will be joined by three directors of the Handspring board, John Doerr, Bruce Dunlevie, & Donna Dubinsky. Eric Benhamou will continue as chairman for PalmSource and the new merged company.

5.	How long will the closing of the transaction take?

We anticipate the transaction will close in the fall. Palm must file materials with the SEC. Palm and Handspring shareholders must each approve the transaction.

6.	What should I do while this is happening?

Until the close, we are still two independent companies and we must operate as independent. Everyone’s job remains the same. It is critical that we all keep working to our fullest capability in order to achieve our business objectives.

7.	Who will Handspring employees work for?

Employees that work in Ed’s organization today, and are retained post acquisition will most likely stay in Ed’s organization. Those employees in corporate functions like finance, HR, Operations, IT or Legal who are retained will report into their respective functional groups.

8.	Where will Handspring employees be located?

We think it is really important to be co-located for the teams to quickly leverage the synergies and become one powerhouse in the market. The plan is to have the entire merged company located on the same site(s) once the acquisition closes. We anticipate that all moves will be completed no later than the first of the new calendar year.

9.	Will my job change when I integrate into the merged company? Will my title change? When will I know?

Some jobs and assignments may change. We will focus on this as a priority during the early phases of the integration process. We know how important it is for employees to know what is in their future. This will be done jointly between Handspring and Palm Solutions’ management teams. Our goal is to have a swift, effective integration without disrupting our combined ability to keep putting great products out in the market. The plan is to have each employee’s status determined no later than August 1st.

10.	Will Handspring employees be laid off as a result of this merger?

Yes. In order to maximize the success of the merged company, it is essential that we be as efficient and streamlined as possible. We cannot afford redundancies. Both management teams will be concentrating on retaining the best talent for the new company.

11.	Will I be eligible for severance benefits if I lose my job as a result of this transaction?

Yes it is intended that severance benefits will be provided. Your HR department will have the specific details for you.

12.	I looked at the Palm.com web site and noticed the “Jobs at Palm” information. Can I apply for other jobs within Palm if I am not part of the groups going with the merger?

We will be determining all the possible open opportunities at Palm Solutions. Handspring employees along with other potentially displaced Palm Solutions’ employees will have the opportunity to interview for any open positions that they may be qualified for. We will begin this process as we near the close of the transaction. Careful coordination of the process & timing is needed to make sure neither company risks not completing mission critical tasks. Further details will be made available in the next month.

13.	What is it like to work at Palm Solutions? How do you describe their culture culture?

We have an open environment where everyone is pushing hard to deliver the best results and maintain our leadership position in a tough market. Simple, elegant products, services and solutions are still very much who we are. We are committed to innovating while being operationally excellent. We are thoughtful about the investments and decisions we make. We have demonstrated a strong ability to course correct quickly. We learn well as an organization and have talented employees who want to win.

14.	How will I find out about Compensation and Benefits at Palm Solutions?

The HR team will hold an informational meeting to discuss everything you will want to know about working at Palm no later than August 1st.

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15.	Will my compensation change when I integrate into the merged company? We heard Palm Solutions has higher base salaries.

During due diligence, we had a quick view of the differences in compensation between our two companies. Generally speaking, there is very little difference in average base pay. Palm Solutions’ bonus targets are on a sliding scale and generally higher than Handspring’s. As part of the integration process, we will review every single Handspring employee’s salary. We intend to make adjustments if salaries fall below the minimum of the range for the assigned position. It is our plan to roll everyone over to the Palm compensation structure.

16.	What will my new benefits be with the merged company? What will change?

Once the acquisition closes, retained Handspring employees will immediately be covered by Palm Solutions’ health and welfare benefits. Handspring employees will participate in a special benefits open enrollment to elect plan types.

17.	We know Palm Solutions has a 401k match? Will we be able to have our 2003 contributions matched? Will we have the opportunity to move our portfolio over to Palm?

The current plan is to merge the two Plans, contingent on further review of the Handspring 401k Plan. Under this proposed plan merger, existing funds will be transferred into Palm Solutions’ Plan and then participants will have the opportunity to allocate funds across Palm’s fund choices. The merged company will begin matching any NEW contributions made on a payroll basis once the acquisition has closed and the employee has enrolled in the Plan. The match has a vesting schedule in which Handspring service credit will be grand fathered.

18.	Is there any delay before I am eligible for the Palm 401(k) Savings Plan?

No, there is no delay other than the time it takes you to enroll in the program – which we anticipate will take one to two payroll periods.

19.	Palm Solutions has a sabbatical program; will Handspring employees participate also?

Yes. Acquired Handspring employees will be given prorated credit toward the sabbatical benefit. Employees with:

Handspring Service	Palm credit to Sabbatical
3+ years	2 yrs
2+-3 years	1 yr, (plus prorated for months)
0-2 years	0

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20.	Can you provide more details on Palm Solutions’ current holiday and Paid time off practice?

There is a total of 11 holidays. The 11 company-paid holidays for calendar year 2003 are:

January 1 (New Year’s Day)

Last Monday in May (Memorial Day)

July 3 (Independence Day)

First Monday in September (Labor Day)

Fourth Thursday in November (Thanksgiving Day)

Friday after Thanksgiving (Day after Thanksgiving)

December 25 (Christmas)

December 26, 29, 30 and 31 are Company assigned days; offices “shut down” for holidays)

All regular Palm Solutions’ employees who work at least 20 hours per week are eligible to earn PTO for vacation, sick or personal time off. You will earn up to a maximum of 136 hours, or 17 days, of paid time off each calendar year. That means once your earned PTO balance reaches136 hours, you must take some of your accrued PTO before you are able to earn more PTO.

Handspring employees who integrate into the merged company will have all of the current vacation on the books carry-over into a special account. This vacation balance must be used prior to drawing off of new PTO earned as a merged company employee.

21.	Will my unused Handspring Days be carried over?

No. You will be eligible to take them until the closing of the transaction, but not beyond that date.

22.	What are the Palm Solutions’ payroll dates?

There are 24 paydays per year. Palm employees are paid on the 15th and the last day of each month.

23.	What happens to our Handspring stock options?

At the close of the acquisition, outstanding Handspring options will be assumed by Palm and become options to purchase the common stock of Palm. The exercise price and number of shares covering your option will be adjusted by applying the .09 conversion factor. The number of shares that remain subject to your assumed option will be multiplied by .09 (rounded down to the nearest number of whole shares), and the exercise price per share will be divided by .09 (rounded up to the nearest whole cent). The vesting schedule of your assumed Handspring options will remain the same. The other terms applicable to your Handspring options generally will not change.

24.	How does the current Palm Employee Stock Purchase Program work?

The Handspring Employee Stock Purchase Plan (the Handspring ESPP) will be terminated in connection with the acquisition. Any offering periods under way under the Handspring ESPP as of the closing of the acquisition will be shortened and a final purchase of Handspring shares will occur shortly before the acquisition becomes final. Handspring will notify you of the date of the end of Handspring ESPP purchase period shortly before the acquisition is scheduled to close. Shares of Handspring common stock purchased on this last purchase date and that you do not sell prior to the closing of the acquisition will be converted into shares of Palm by applying the .09 exchange ratio.

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Handspring employees will begin to participate in the Palm Employee Stock Purchase Plan (the Palm ESPP) shortly after the closing of the closing of the acquisition. A special offering period for Handspring employees under the Palm ESPP will be created for Handspring employees, unless the closing occurs very close to the beginning of the next regularly scheduled offering period under the Palm ESPP so that Handspring employees will be able to begin participation at the next regularly scheduled offering period without a significant delay. The offering periods under the Palm ESPP begin on April 1st and October 1st of each year. In the event a special offering period under the Palm ESPP is created, it will commence as soon as is administratively practicable following the closing of the acquisition and it will end on the next regularly scheduled purchase date under the Palm ESPP. As an example, if the transaction were to be completed in late September, the Handspring employees will begin participating in the regularly scheduled offering period under the Palm ESPP beginning October 1. If the transaction is completed in late October, the offering period would likely run from early November to March 30, 2004.

25.	How often does Palm Solutions’ give employees stock options?

Employees are eligible for stock options based on their performance as reflected in the annual appraisal process. The merit grants are usually made at the conclusion of the appraisal process, generally during the summer months.

26.	When will Handspring employees change to the merged company healthcare plan?

There will be no lapse in coverage. You’ll transition to the merged company benefits plans and programs beginning with your first day of employment. There will be an open enrollment period shortly after the closing to give you the opportunity to select your coverage plans.

27.	What will be my “start-date” with the merged company?

Your start date will be the official closing date of the transaction. Your “hire” date will remain your original hire date with Handspring.

28.	Is there some resource for me to get more details about Palm Solutions?

We expect to hold a new employee orientation approximately 30 days prior to the closing date. A Palm team will provide details of Palm’s history, organizational structure, and your benefits enrollment information. In the meantime, e-mail bulletins about the progress of the transition will be posted on our acquisition website. Answers to frequently asked questions would be included, too.

29.	Will I be able to buy Palm or Handspring devices at a discount?

Yes. After the closing date, you will be able to enjoy employee discounts on a variety of merged company devices and merchandise.

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30.	If I am laid off prior to the acquisition, will I still retain access to the COBRA health care coverage under Handspring’s benefits?

At the time of the transaction, the Handspring benefit plans will be terminated, including the health care plans covered under COBRA. However, all Handspring employees enrolled or eligible for COBRA coverage under the Handspring benefit plan at the time of the transaction will still be able to obtain health care coverage by enrolling in the Palm Solutions COBRA plans. Around the time of the close of the transaction, affected employees will receive COBRA enrollment materials describing the benefits and premiums of Palm Solutions COBRA benefits. To speed up the processing of the COBRA election, participants will be able to enroll online.

31.	When I switch COBRA coverage to the Palm Solutions’ COBRA Benefits Plan, how long will I be eligible for coverage?

The combination of Handspring and Palm coverage will provide you with the total length of COBRA coverage that you are entitled to by law. The coverage time available under the Palm Solutions plan will be coordinated with the amount of time participants had been covered under the Handspring COBRA Plan.

32.	What is Palm Solutions’ performance management practice?

All employees with at least 90 days employment with Palm participate in an annual performance appraisal. The annual appraisal process is tied to our fiscal year, which ends in May. Employees may be eligible for merit increases, bonus payouts and stock awards based on their performance rating.

33.	What happens to current Palm Solutions’ employees working on wireless products?

We will be closing down our Seattle office sometime in the late Fall. Several employees are being notified this week (week of June 2) that they will be laid-off this month. The remaining employees will continue supporting Tungsten W. We will be evaluating other positions supporting wireless products and will discuss with each individual as soon as possible there will be a change to their role. All remaining wireless employees will report into Ed Colligan’s organization upon the closing of the transaction.

34.	Will my job change at Palm Solutions? Any changes in reporting relationships?

With rare exception, it is unlikely that your assignment or position would change unless you are involved with the Palm wireless product line.

35.	Will there be other layoffs at Palm Solutions?

Employment reductions will primarily affect those supporting wireless products.

36.	How will we be kept up to date during the close process?

There will be periodic progress updates along with the overall timeline. We intend to share the details of our benefit plans and compensation philosophy. Frequently asked questions will be posted on this website as well. We will look for opportunities to have members of each company’s management team to address each other’s workforce as appropriate.

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Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the integration of the Handspring management team and employees with the Palm management team and employees, including, among other things, benefits, compensation and organizational structure; the timing of the consummation of the merger and the spin-off; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; and the management and board composition of Palm following the merger. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; changes in the integration plans for the two companies; and the possibility that the business cultures of Palm and Handspring are incompatible. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the publication of this FAQ.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).

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[PALM LOGO]

Welcome to Palm

Overview of Palm Compensation & Benefits

A Presentation for Handspring Employees

[PALM LOGO]
Palm Compensation Philosophy

Compensation Philosophy
Designed to attract and retain the best qualified people in the industry
Market focused – use market information to drive decision-making
Consider both business results and individual performance in designing reward programs
Worldwide standards with some local tailoring

Salary
Competitive to local markets
Target the 60th percentile of select high tech firms – salary range midpoints set above average

Bonus
Company wide bonus program paid out after meeting company performance threshold. Actual payout based on company and individual performance.
Bonus targets to be at the 60th percentile of select high tech firms
Spot bonus program for outstanding individual or team performance

[PALM LOGO]

Palm Compensation Philosophy (cont)

Stock Options

– All eligible employees generally receive options: new hire grants & annual merit grants

Benefits

– Designed to match market level of select high tech firms

palm

Companies for FY2004 Benchmark*

- Sun microsystems
- handspring
- Yahoo!
- Nortel Networks
- amazon.com
- Dell
- Sony
- hp
- Microsoft
- Nokia
- Qualcomm
- Apple
- intel
- Fujitsu
- Gateway
- AOL.COM
- Siebel
- Cisco Systems
- Intuit
- Novell
- Oracle

* Also added for 2004 analysis: Iomega, Leapfrog and Logitech.

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[PALM LOGO]

Companies for FY2004 Benchmark*

[GRAPHIC]

	Sun microsystems	handspring	Yahoo!

NORTEL NETWORKS

	amazon.com	DELL	SONY

hp				Microsoft
		NOKIA	QUALCOMM

	Apple	intel	Fujitsu	Gateway

AOL.COM

SIEBEL			Intuit	Cisco Systems

	Novell		ORACLE

Also added for 2004 analysis: Iomega, Leapfrog and Logitech.

[PALM LOGO]

Comp & Benefits – Plans for Integration

Salary

– Based on a preliminary review:   generally speaking salary levels are comparable

– Plan is to slot all jobs into Palm salary structure – based on a review of each, individual job

– If salaries fall outside the grade range, adjustments will be made

Bonus

– All non-commissioned employees are eligible for the company-wide bonus.  Palm’s bonus targets are pegged to a grade level at the 60th percentile of the market

– Paid out after meeting company performance threshold.  Actual payout based on company and individual performance.  All earnings from close date forward are eligible for bonus consideration.

[PALM LOGO]

Comp & Benefits – Plans for Integration

Stock options

–	Upon close, all existing and outstanding options will be converted to Palm/Newco using a conversion factor of .09

	–	Number of shares subject to Handspring options will be multiplied by .09 (rounded down to the nearest share)

	–	Strike price of shares subject to Handspring options will be divided by .09 (rounded up to the nearest cent)

	–	Vesting schedule will remain the same

	–	The other terms applicable to your Handspring options generally will not change

–	Timing of next grant will coincide with annual merit grant to Palm employees, following the end of the fiscal year

[PALM LOGO]

Comp & Benefits – Plans for Integration

Benefits:

Upon close of the transaction, active employees are immediately covered by Palm benefits: medical, dental, life and disability

Once the acquisition closes, employees will participate in a benefits open enrollment for Palm’s health and welfare plans

Shortly after the close, employees will be eligible to participate in the next regularly scheduled offering period under the Palm ESPP, or a special offering period will be created for Handspring employees (for more details see Handspring FAQ’s)

401(k) retirement plan

Employer contribution: 50% of the first 6% contributed; vests over 3 years, full Handspring service credit for vesting

Effective first paycheck after enrollment

Current plan is to merge Plans, contingent on legal compliance review - and to roll existing Handspring monies over to the Palm Plan; employees can then choose to allocate their contributions across Plan investment choices.

[PALM LOGO]

Comp & Benefits – Plans for Integration

Paid Time Off(vacation, sick & personal time off)

Upon close, “carryover” of accrued vacation

Carryover to be separately tracked and used first

Also begin immediate accrual of PTO at Palm’s rate of 17 days/year

Sabbatical

4 weeks after 4 years of eligible service (or 2 weeks at 2X salary)

Credit toward sabbatical, according to following schedule

Handspring Service	Service Credit to Palm Sabbatical
3+ years	2 years
2 – 3 years	1 year + monthly proration
0 – 2 years	0

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Benefits at a Glance (US only)

Health & Welfare Benefits	Summary Coverage

Medical Insurance	1. United Health Care EPO – 100% coverage after co-pays; use network providers PPO – 90% for network; 70% out of network after deductible 2. Kaiser (in CA)

Dental Insurance	Metlife - 100% preventive no deductible, 80% basic, 50% major, 50% orthodontic up to $2,500

Vision Insurance	Vision Service Plan – exams & lenses every 12 months; frames every 24 months

Life Insurance	2X salary - can purchase additional for self and/or family

Short term disability	In CA - 55% salary post tax

Long term disability	Up to 60% of income after 6 months disability

Flex Spending Accounts	Health Care & Dependent Care - up to $5,000/year Transportation - up to $165/month for qualified commuter expenses

Employee Assistance Program	United Behavioral Health – covers all household members. Five visits/year included.

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Benefits at a Glance

Long-Term Compensation	Summary Coverage

401K (US only)	Company match 50% of first 6%; 11 mutual funds plus 7 Fidelity Freedom Funds

ESPP	Up to 10% of salary; max 500 shares per purchase period 24-month offering period Purchase at 85% of market

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Benefits at a Glance (US Only)...

Paid Time Off	Summary Coverage

Personal Time-Off	17 days Max accrual is 17 days

Holidays	11 days

Sick time	Included in PTO

Sabbatical	After 4 years: 4 weeks or 2 weeks @ 2x salary

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Benefits at a Glance (US Only)...

Palm Perks	Summary Coverage

Health Club	Employee discount good at 24 Hour Fitness Centers throughout Bay area.

Auto, homeowners, prepaid legal, long-term care & pet insurance	Employee discounts through AnswerFinancial – payroll deduction available

Financial Services	Personal financial planning assistance through AYCO at no charge

Other	On-site massage & dry cleaning pick up and delivery, credit union (AeA or TechCU)

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Summary – Major Differences

Bonus
Generally higher bonus targets

401K
Employer match of 50% of first 6% contributed

Medical
United Health Care & its doctor/hospital network; some minor plan differences

Dental
Higher annual maximum ($2,500 vs. $1,500) and higher orthodontic maximum ($2,500 vs. $1,500)

Flexible Spending Accounts
Higher annual maximum ($5,000 vs $2,500) for both dependent and health care

Paid Time Off
Palm’s PTO is a consolidation of vacation, sick and personal time off
Sabbatical benefit after 4 years of eligible service; some credit provided for Handspring service

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Transition Managemen

Job Status to be determined by your management team

Decisions are expected to be communicated no later than August 1st

Severance program for Handspring employees will be communicated shortly

Those joining Palm will be mapped over to Palm titles and grades on an individual basis.  Any changes will be communicated individually at the close of the transaction.

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Keeping You Informed

Transition Web-site: up & running!
- Transition Timeline & milestones
- Benefit & Compensation Information
- Palm Culture
- FAQs
- Messages from Donna & Todd

Any unanswered questions route through your HR person.  Tricia or my team will get back to you in 48 hours

Future communication meetings to be scheduled as needed

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Milpitas Campus

On site Grab ‘n Go snack shop and full grill cafeteria

Located next to shopping and restaurants including:

Starbucks, Japanese, Thai, Mexican, Italian, Deli style restaurants & many others

Wells Fargo & B of A

Good Guys, Ross, Borders, AT&T Wireless & many others

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Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following:  the integration of the Handspring management team and employees with the Palm management team and employees, including, among other things, benefits, compensation and organizational structure; the timing of the consummation of the merger and the spin-off; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; and the management and board composition of Palm following the merger.  These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following:  the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; changes in the integration plans for the two companies; and the possibility that the business cultures of Palm and Handspring are incompatible.  The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger.  A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission.  Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the publication of this FAQ.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring.  In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm.  Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

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Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above.  PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above   Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above.  Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).

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Employee Stock
Purchase Plan

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ESPP

What is ESPP?
 – The Employee Stock Purchase Plan (ESPP) allows employees to purchase Palm common stock at a discount through payroll deductions.

How much can I contribute?
– Employees can contribute from 1% to 10% of their base salary and commissions up to the IRS and Plan limits.

Can I withdraw or reduce my contributions at a later date?
– You may withdraw at any time.
– You may decrease your contributions to no less than 1% only during open enrollment and change periods.
– You may increase your contributions only at the open enrollment periods.

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ESPP Offering and Purchase Periods

Palm has rolling 24-Month Offering Periods.

–	Offering periods begin every April and October

It is expected that a special offering period under the ESPP will be created for eligible Handspring employees. This special offering period (if commenced) will begin shortly after the closing of the transaction.

There are 4 six month purchase periods in every twenty-four month offering period.

The purchase price is 85% of the lower of:

–	The closing NASDAQ price of the 24-month offering period begin date, OR

–	The closing NASDAQ price on the purchase date.

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ESPP Share Purchase Limits

The Palm ESPP limits an employee’s six-month purchase period to 500 shares.

The Palm ESPP is intended to be qualified under Section 423 of the Internal Revenue Code. Under these regulations, your option to purchase shares under the Plan may not accrue at a rate in excess of $25,000 of the market value of the shares (determined at the time the option is granted) per calendar year.

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Other Features

You do not have to re-enroll at the end of the 24-month offering period. You are automatically re-enrolled into the new 24-month offering period.

The ESPP features an automatic transfer to low price offering period when the fair market value (FMV) on the purchase date is lower than the fair market value on the offering period date.

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U.S. ESPP Taxation
(See International prospectus for specific countries)

Purchase Date
None for US employees

Disposition – sale or gift
US preferential tax treatment if holding period requirements met
2 years from the beginning of offering period, and
1 year from purchase date

Disqualifying Disposition if holding periods not met

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ESPP U.S. taxation of Disqualifying Disposition

Compensation Income

–	Difference between the purchase price and the FMV on the date of purchase

–	Reported on W-2.

Gain (or loss)

–	Difference between the FMV on purchase date and price on date of sale.

–	Reported by employee on tax return.

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Tracking your Options and ESPP

Palm’s two approved brokers offer Option websites for tracking Options and EPP shares

–	E*Trade – OptionsLink

–	Smith Barney Options Access

Employees will receive a Welcome kit from both brokers.

Employees may activate either or both accounts for options, but must elect one broker for ESPP.

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Tracking your Options and ESPP

W9 – Domestic Employees

W8-BEN – International Employees

    The purpose of these forms is to provide the broker with the correct Taxpayer Identification Number (TIN).

    If the broker does not have this on file they are required to withhold taxes on your option gains and remit the applicable amount to the IRS.

Smith Barney

        –    Global ID is 9999 plus your employee ID;

        –    The company code is 985

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Tracking your Options and ESPP

Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the integration of the Handspring management team and employees with the Palm management team and employees, including, among other things, benefits, compensation and organizational structure; the timing of the consummation of the merger and the spin-off; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; and the management and board composition of Palm following the merger. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; changes in the integration plans for the two companies; and the possibility that the business cultures of Palm and Handspring are incompatible. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the publication of this FAQ.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

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Tracking your Options and ESPP

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).

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